Exhibit 99.1

Rediff Reports Third Quarter Fiscal 2016 Results

-- Marketplace Fee Revenue Rises to 31% of Total Revenue --

Mumbai, India, February 4, 2016

Rediff.com India Ltd (NASDAQ: REDF) (“Rediff” or “the Company”), an India-based internet company which delivers digital content and ecommerce marketplace services, announced today financial results for its third quarter ended December 31, 2015.

Third Quarter ended December 31, 2015 Highlights

•	Marketplace fee revenue as a share of total revenues grew to 31%, compared to 24% in the corresponding quarter last year.
•	Total revenues of $3.63 million, down 8% year-over-year due to a 6% decrease in the Indian Rupee to U.S. Dollar exchange rate.
o	In constant currencies, revenues were the same level as in the corresponding quarter last year and grew 7% sequentially.
o	In constant currencies, marketplace fee revenue grew 27% on a year-on-year basis.
•	Gross margins were 25%, approximately the same as in the corresponding quarter last year.
•	Operating Expenses decreased 11% compared with the same period in the prior year
•	Operating EBITDA loss was $1.94 million for the quarter ended December 31, 2015, a decrease of 11% over the corresponding quarter last year.
•	Net loss for the quarter decreased by 22% over the corresponding quarter last year.
•	Rediff’s Secure Enterprise Email service received the CIO Choice 2016 Honour and Recognition for the third consecutive year.
•	Total cash and cash equivalents stood at $4.9 million (Rs. 322 million) as of December 31, 2015, as compared to $6.8 million (Rs. 450 million) as of September 30, 2015.

On February 3, 2016 we have received a letter from Nasdaq pointing out that for the previous 30 consecutive business days, the bid price for our ADSs has closed below the minimum $1 per ADS requirement for continued listing on the Nasdaq Capital Market under Rule 5550(a)(2). We have a period of 180 calendar days until August 1, 2016 to regain compliance. If at any time before this date the bid price of the Company's ADSs closes at $1 per ADS or more for a minimum of 10 consecutive business days, the Company will be back in compliance. If the Company does not regain compliance by August 1, 2016 the Company may be eligible for an additional 180 calendar days for achieving compliance provided it meets other listing requirements for market value if publicly held shares and all other initial listing standards for Nasdaq Capital Market with the exception of the bid-price requirement and has provided written notice of its intention to cure the deficiency during the second compliance period. If Nasdaq determines that we will not be able to cure the deficiency or if we are otherwise not eligible, Nasdaq will notify us that our securities will be subject to de-listing. If de-listed, our ADSs could be eligible for trading on the Over the Counter Bulletin Board (OTCBB) inter-dealer quotation system.

“We are pursuing a strategy of building an online media business driven by marketplace revenues, where our website users visit Rediff.com to consume news content and communication services, and are served with product listings from small and medium merchants in India,” said Ajit Balakrishnan, Chairman and CEO of Rediff.com India Ltd. “We believe the future of the online media marketplace relies on a robust and efficient online platform for small merchants of products and services. In line with this, the total number of merchants on our online marketplace has increased from 1,863 at the end of the quarter ended December 31, 2014, to 2,030 merchants in the quarter ended December 31, 2015. Listings have increased from approximately 9.5 million, to close to 11.3 million products in the same time period,. This represents a growth of 9% in our merchant base and a 19% increase in product listings over the past one year. Our growth strategy focuses on further driving our marketplace revenues while growing margins. In this quarter, we earned a margin, or take rate, of 30% on products purchased through our marketplace, as compared to 26% in the same quarter last year. This improvement is the result of optimization of shipping costs through the implementation of algorithms.”

“We are also witnessing a strong trend of customers purchasing goods through mobile devices, which we expect will continue in the future. I am pleased to report that 39% of our marketplace transactions this quarter came from mobile devices, as compared to 25% in the corresponding quarter last year.” concluded Mr. Balakrishnan.

Conference Call

Ajit Balakrishnan, Chairman and Chief Executive Officer and Swasti Bhowmick, Chief Financial Officer will host a conference call to discuss the results at 9:00 am ET (6:00 am Pacific Time / 7:30 pm India Time) today, Thursday, February 4, 2016.

To participate, please call at least ten minutes in advance of the call.

Participation Pin: 46371365#

U.S. Participants: 18447635818/ 18773154368

UK Participants: 08002797599

Singapore Participants: 8001205933

Hong Kong Participants: 800968152

International Participants: +91-11-39406000

India Participants: (Toll Free): 1800 419 2425

Delhi: 011-66754500,	Mumbai: 022-60005900,	Bangalore: 080-60005900,
Chennai: 044-60005900,	Pune: 020-60005900,	Hyderabad: 040-60005900

About Rediff.com

Rediff.com (NASDAQ: REDF) is an India-based internet company which delivers digital content and ecommerce marketplace services. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA. For additional information, please visit our website http://investor.rediff.com.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as "may", "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

TABLES FOLLOW

STATEMENT OF OPERATIONS
QUARTER ENDED DECEMBER 31, 2015

       (All figures are in US$ millions, unless otherwise indicated below)

	Quarter ended December 31
	2015	2014
Revenues
India Online	3.15	3.35
US Publishing	0.48	0.61
Total Revenues	3.63	3.96
Cost of Revenues *	(2.72)	(2.95)
Gross Margin	0.91	1.01
Gross Margin %	25%	26%
Operating Expenses *	(2.85)	(3.19)
Operating EBITDA	(1.94)	(2.18)
Depreciation / Amortization	-	(0.41)
Interest Income	0.09	0.22
Other Income	0.12	-
Foreign Exchange gain (loss)	(0.01)	-
Net loss before income taxes	(1.74)	(2.37)
Tax	(0.12)	-
Net loss	(1.86)	(2.37)
Net loss per ADS (in US dollars), basic	(0.067)	(0.086)
Net loss per ADS (in US dollars), diluted	(0.067)	(0.086)
Weighted average ADSs outstanding (in millions)	27.59	27.59
* Stock-Based Compensation included in:
Cost of Revenues	-	-
Operating Expenses	0.02	0.11

Notes

•	Each ADS represents one half of an equity share.

•	The above numbers are subject to audit. An audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•	The company established an ESOP trust for the benefit of employees, which has acquired 1,015,000 shares (equivalent to 2,030,000 ADSs). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

Non-GAAP Measures Note

Operating EBITDA and non-GAAP operating expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning Operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on Operating EBITDA. Investors and industry analysts use Operating EBITDA to measure the Company’s performance compared to historic results and our peer group. The reconciliation between Operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET LOSS
QUARTER ENDED DECEMBER 31, 2015

(All figures are in US$ millions)

	Quarter ended December 31
	2015	2014
Operating EBITDA (Non-GAAP)	(1.94)	(2.18)
Depreciation / Amortization	-	(0.41)
Interest Income	0.09	0.22
Other income	0.12	-
Foreign Exchange gain (loss)	(0.01)	-
Net loss before income taxes	(1.74)	(2.37)
Tax	(0.12)	-
Net loss (GAAP)	(1.86)	(2.37)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization. We have used non-GAAP operating expenses measure to compute our Operating EBITDA. A reconciliation of GAAP operating expenses to non-GAAP operating expenses is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER ENDED DECEMBER 31, 2015

(All figures are in US$ millions)

	Quarter ended December 31
	2015	2014
Operating Expenses (GAAP)	2.86	3.60
Depreciation/Amortization	-	(0.41)
Foreign Exchange gain (loss)	(0.01)	-
Operating Expenses (Non-GAAP)	2.85	3.19

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.
Investor Relations and Corporate Affairs Contact
Tel.: +91-22-6182-0000

Email: investor@rediff.co.in

Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
212-896-1233 / 1203
Email: rediff@kcsa.com